

Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Certificate of Change Pursuant to NRS 78.209

Filed in the office of	Document Number
(signature)	20090488264-03
Ross Miller	Filing Date and Time
Secretary of State	06/17/2009 10:30 AM
State of Nevada	Entity Number
	E0598372008-6

USE BLACK INK ONLY - DO NOT HIGHLIGHT

Certificate of Change filed Pursuant to NRS 78.209
For Nevada Profit Corporations

1. Name of corporation:

China Changjiang Mining & New Energy Co., Ltd.

2. The board of directors have adopted a resolution pursuant to NRS 78.209 and have obtained any required approval of the stockholders.

3. The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change:
Three Hundred Million (300,000,000) Shares, $0.001 par value, Two Hundred Fifty Million (250,000,000) Shares of Common Stock, $0.001 par value, and Fifty Million (50,000,000) Shares of Preferred Stock, $0.001 par value

4. The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change:
One Hundred-Ten Million (110,000,000) Shares, $0.001 par value, One Hundred Million (100,000,000) Shares of Common Stock, $0.001 par value, and Ten Million (10,000,000) Shares of Preferred Stock, $0.001 par value

5. The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series:

One Share for One Share of Each Class

6. The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby:
None

7. Effective date of filing: (optional)
(must not be later than 90 days after the certificate is filed)

8. Signature: (required)

X _(signature)_

Signature of Officer   Title President

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected